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                              October 23, 2020

       Michael Lawless
       Chief Executive Officer
       Clip Interactive, LLC
       5755 Central Ave, Suite C
       Boulder, CO 80301

                                                        Re: Clip Interactive,
LLC
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed October 22,
2020
                                                            File No. 333-235891

       Dear Mr. Lawless:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2020 letter.

       Amendment No. 5 to Registration Statement on Form S-1

       Dilution, page 27

   1. Your disclosure states that there is an immediate and substantial dilution of $.82 per share to new investors
purchasing shares of common stock in this IPO. However, the table indicates that dilution
per share to new investors in this IPO is $3.50. Please revise your disclosure to be
consistent with the table.

       Resale Prospectus Cover Page, page Resale-i

   2. You state that in your response to prior comment 3 that the Resale Prospectus has been amended; however, no
changes have been made to the disclosure in the Plan of
 Michael Lawless
Clip Interactive, LLC
October 23, 2020
Page 2
      Distribution that    [t]he selling shareholders may sell some or all of
their shares at a price
      of $5.00 per share, and thereafter at prevailing market prices or privately negotiated
      prices.    Please revise your disclosure in the Plan of Distribution so that it is consistent
      with your disclosure on the Resale Prospectus cover page about when the selling shareholders may sell their shares and at what price.
Exhibits

3. It does not appear that counsel's legality opinion filed as Exhibit 5.1 covers all of the securities being offered. For example, it does not appear that counsel's opinion covers the common shares being offered upon exercise of the warrants included as part of the units or the securities being offered in connection with the Representative's Units. In addition, counsel should opine on legality of the units being offered. Refer to
Section II.B.1.h of
      CF Staff Legal Bulletin No. 19. Please have counsel revise its opinion to clearly address the legality of all the securities being offered.
        You may contact Laura Veator, Staff Accountant, at 202-551-3716 or Stephen Krikorian,
Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at
202- 551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Lawless
                                                             Division of
Corporation Finance
Comapany NameClip Interactive, LLC
                                                             Office of
Technology
October 23, 2020 Page 2
cc:       Stanley Moskowitz
FirstName LastName